UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 46)1

Biglari Holdings Inc.

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

08986R408

(CUSIP Number)

Sardar Biglari

Biglari Capital Corp.

17802 IH 10 West, Suite 400

San Antonio, Texas 78257

(210) 344-3400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08986R408

1	NAME OF REPORTING PERSON

Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		145,699.9
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

145,699.9
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,699.9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 08986R408

1	NAME OF REPORTING PERSON

The Lion Fund, L.P. (the “Lion Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		120,036.7
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

120,036.7
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,036.7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 08986R408

1	NAME OF REPORTING PERSON

The Lion Fund II, L.P. (the “Lion Fund II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 08986R408

1	NAME OF REPORTING PERSON

Biglari Capital Corp. (“BCC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		145,699.8
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

145,699.8
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,699.8
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 08986R408

The following constitutes Amendment No. 46 to the Schedule 13D filed by the undersigned (“Amendment No. 46”). This Amendment No. 46 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the transfer of Shares from the Lion Fund II to the Lion Fund, as set forth in Schedule A attached hereto, the Lion Fund II no longer beneficially owns any Shares and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 46 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is a party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Subsequent to filing Amendment No. 45 to the Schedule 13D, the Lion Fund II acquired an aggregate of 1,889 Shares for an aggregate cost of $1,584,786. The Shares purchased by the Lion Fund II were purchased with its working capital in open market purchases. On June 8, 2022, the Lion Fund II transferred the 83,465 Shares beneficially owned by it to the Lion Fund, as set forth on Schedule A.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 206,864 Shares outstanding, which is the total number of Shares outstanding as of May 3, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2022.

As of the close of business on June 13, 2022, (i) the Lion Fund owned directly 120,036.7 Shares, constituting approximately 58.0% of the Shares outstanding; (ii) the Lion Fund II owned directly 0 Shares, constituting 0.0% of the Shares outstanding; (iii) BCC owned directly 25,663.1 Shares, and by virtue of its relationship with the Lion Fund, BCC may be deemed to beneficially own the 120,036.7 Shares owned directly by the Lion Fund, constituting approximately 70.4% of the Shares outstanding; and (iv) Mr. Biglari owned directly 0.1 Share, and by virtue of his relationship with the other Reporting Persons, Mr. Biglari may be deemed to beneficially own, and have the sole power to vote and dispose of, the 120,036.7 Shares owned directly by the Lion Fund and the 25,663.1 Shares owned directly by BCC, constituting approximately 70.4% of the Shares outstanding.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

6

CUSIP No. 08986R408

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 13, 2022, the Reporting Persons who will remain Reporting Persons subsequent to the filing of this Amendment No. 46 to the Schedule 13D entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated June 13, 2022.

7

CUSIP No. 08986R408

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 13, 2022
(Date)

THE LION FUND, L.P.

By:	BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

THE LION FUND II, L.P.

By:	BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

8

CUSIP No. 08986R408

SCHEDULE A

Transactions in Shares in the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

THE LION FUND II, L.P.

Disposition of Class A Common Stock[1]	(83,465)	0.00	06/08/2022

THE LION FUND, L.P.

Acquisition of Class A Common Stock[1]	83,465	0.00	06/08/2022

1 Represents a transfer of shares of Class A Common Stock from The Lion Fund II, L.P. to The Lion Fund, L.P. in consideration of the issuance of limited partner interests.